Mail Stop 3561

June 24, 2008

Arlen Henock
Chief Financial Officer
Proliance International, Inc.
100 Gando Drive
New Haven, CT 06513

> **Re: Proliance International, Inc.**
> **File No. 001-13894**
> **Form 10-K: For the fiscal year ended December 31, 2007**
> **Form 10-Q: For the quarterly period ended March 31, 2008**
> **Form 8-K dated May 12, 2008**

Dear Mr. Henock:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief